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SWISS RE LIFE & HEALTH AMERICA HOLDING COMPANY TO ACQUIRE SOUTHWESTERN LIFE
HOLDINGS, INC.

Stamford, CT & Dallas, TX, April 27, 2001. Swiss Re Life & Health America Holding Company, the largest life and health reinsurer in North America, and Southwestern Life Holdings, Inc. (NASDAQ: SWLH), which markets and underwrites life and health insurance, annuities and long-term care insurance throughout the United States, announced today that they have entered into a definitive agreement pursuant to which Swiss Re will acquire Southwestern Life Holdings in a cash tender offer and subsequent merger. Under the agreement, an acquisition subsidiary of Swiss Re will commence a tender offer to purchase all outstanding shares of Southwestern Life Holdings common stock for US$ 18.50 per share in cash. The closing price for Southwestern Life Holdings stock on Tuesday, April 24, the last day on which a trade was made, was US$12.00 per share. The tender offer, subject to the tendering of a majority of Southwestern Life Holdings stock, regulatory approval and other customary conditions, is expected to close in the second quarter of 2001. Certain directors have agreed to tender, and vote in favor of the merger, an aggregate of 4,911,695 shares, representing 53.2% of the shares on a fully-diluted basis.

The tender offer will begin within the next two weeks. Assuming its successful completion, the tender offer will be followed by a merger in which remaining shares not purchased in the tender offer will be converted into the right to receive the same consideration per share in cash.

Dresdner Kleinwort Wasserstein, Inc acted as exclusive financial advisors to Southwestern Life Holdings in the transaction.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the offer is commenced, Swiss Re will file a Tender Offer Statement with the Securities and Exchange Commission and Southwestern Life Holdings will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Southwestern Life Holdings, at no expense to them. The Tender Offer Statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.

Certain statements contained in this press release may be "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties, and other factors that may cause actual results to differ materially from those which are anticipated. Such factors include, but are not limited to,


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(1) risks that the tender offer or the merger will not be completed, (2) general economic conditions and other factors, including prevailing interest rate levels and stock and credit market performance, (3) changes in the federal income tax laws and regulations, (4) regulatory changes or actions or limitations, including those relating to regulation of insurance products and of insurance companies and (5) other risks referred to in the two companies' respective filings with the SEC.

Any "forward-looking statements" contained in this press release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.



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